FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For November, 2004

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, BC  V7A 5J7

Attachments:

1.

News Release dated November 9, 2004

2.

Interim Consolidated Financial Statements Nine Months Ended September 30, 2004

3.

Management’s Discussion and Analysis

4.

Certificate of Interim Filing During Transition Period – CEO

5.

Certificate of Interim Filing During Transition Period – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  November 9, 2004

Wilman Wong

Chief Financial Officer/Corporate Secretary

Chai-Na-Ta Corp.	Unit 100 – 11300 No. 5 Road Richmond, BC Canada V7A 5J7
FOR IMMEDIATE RELEASE	Toll Free in Canada & USA: 1-800-406-ROOT (7668) Telephone: (604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” OTCBB: “CCCFF” Web: www.chainata.com

Chai-Na-Ta Corp. Reports 2004 Third Quarter Results

RICHMOND, BRITISH COLUMBIA – November 9, 2004 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced third quarter 2004 net earnings of $252,000, or $0.01 per basic share, compared to a net loss of $53,000, or $0.00 per basic share, in the quarter ended September 30, 2003.

Revenue rose to $2.7 million in the 2004 third quarter from $0.5 million in the corresponding period last year.

“Ginseng root prices rose to an average $25 a pound for our sales in the first nine months of 2004 from about $17 per pound in the same period last year. Increasing prices, combined with the strength of the Canadian dollar relative to the Hong Kong dollar, have led buyers in China and Hong Kong to postpone purchasing decisions and affected the North American ginseng industry as a whole. Consequently, we now expect that Chai-Na-Ta’s operating income and net earnings in 2004 will be significantly below 2003 levels,” said William Zen, Chairman and Chief Executive Officer.

“However, Chai-Na-Ta will reduce the average selling price of its root in the fourth quarter in order to stimulate sales. Approximately 48% of our 2003 harvest root was sold by September 30, 2004 compared to 100% of the 2002 harvest root at the same time last year. We anticipate selling close to 75% of the 2003 harvest root by year-end 2004. Meanwhile, we continue to expect that our balance sheet will strengthen year over year,” Mr. Zen said.

Gross profit margin was 36% of sales revenue in the 2004 third quarter compared to 71% in the same period last year.

Selling, general and administrative expenses in the quarter ended September 30, 2004 were $0.5 million, compared to $0.4 million in the same period last year.

In the nine months ended September 30, 2004, revenue fell to $6.3 million from $11.8 million in the same period last year. Gross profit margin rose to 41% of sales revenue in the nine months ended September 30, 2004 from 33% in the first nine months of 2003.

Net earnings in the first nine months of 2004 were $0.7 million, or $0.03 per basic share, compared to net earnings of $1.4 million, or $0.10 per basic share in the corresponding 2003 period. The decrease in net earnings resulted mainly from lower sales volume in the nine months ended September 30, 2004 compared to the same period last year.

The cash deficit from operations was $0.3 million for the nine months ended September 30, 2004 compared to a surplus of $2.6 million in the comparable 2003 period. “This decline resulted mainly from lower revenue period over period. Notwithstanding this challenge, we are confident that our ability to generate cash in the short term through the sale of inventory is sufficient to finance the Company’s operations,” said Mr. Zen.

Net capital expenditures increased to $2.7 million in the first nine months of 2004 from $1.4 million in the same period last year, as the Company pursued its plan to construct new processing facilities in Ontario. The facilities were completed on schedule and are now in operation.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Nine-month ended September 30, 2004

(Unaudited - Prepared by Management)

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)
In thousands of	September 30	December 31
Canadian dollars	2004	2003
	$	$
ASSETS
Current assets
Cash and cash equivalents	652	506
Accounts receivable and other receivables	776	2,907
Inventory	5,827	9,041
Ginseng crops	5,735	4,916
Prepaid expenses and other assets	116	67
	13,106	17,437
Ginseng crops	19,244	11,732
Property, plant and equipment (net of accumulated
depreciation)	8,679	6,950
	41,029	36,119
LIABILITIES
Current liabilities
Bank overdraft	852	-
Bank indebtedness	4,060	1,790
Accounts payable and accrued liabilities	782	458
Customer deposits	404	388
Current portion of long-term debt	112	40
	6,210	2,676
Long-term debt	248	86
Future income taxes	2,630	2,185
	9,088	4,947
SHAREHOLDERS' EQUITY
Share capital	38,246	38,200
Contributed surplus	338	-
Cumulative translation adjustments	22	18
Deficit	(6,665)	(7,046)
	31,941	31,172
	41,029	36,119
On behalf of the Board:
"William Zen"	"Steven Hsieh"
William Zen	Steven T.M. Hsieh
Director	Director

CHAI-NA-TA CORP.
Consolidated Statements of Deficit
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2004	2003	2004	2003
	$	$	$	$
Balance, beginning of period	(6,917)	(8,169)	(7,046)	(9,597)

Change in accounting policy for stock
based compensation (Note 1b)	-	-	(359)	-

Net earnings (loss) for the period	252	(53)	740	1,375
Balance, end of period	(6,665)	(8,222)	(6,665)	(8,222)

CHAI-NA-TA CORP.
Consolidated Statements of Operations
(Unaudited)
	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars (except per share amounts)	2004	2003	2004	2003
	$	$	$	$
Revenue	2,682	485	6,346	11,781
Cost of goods sold	1,729	142	3,769	7,857
	953	343	2,577	3,924
Selling, general, and
administrative expenses	516	376	1,359	1,265
Interest on short-term debt	28	-	42	-
Writedown of crop costs	-	-	-	1,000
	544	376	1,401	2,265
Operating income (loss)	409	(33)	1,176	(1,659)

Other income (loss)	26	(6)	9	30
Income (loss) before taxes	435	(39)	1,185	1,689
Provision for income taxes	183	14	445	314

NET EARNINGS (LOSS) FOR THE PERIOD	252	(53)	740	1,375

Basic earnings (loss) per share	$0.01	$0.00	$0.03	$0.10
Diluted earnings (loss) per share	$0.01	$0.00	$0.02	$0.04

Weighted average number of shares used to calculate basic earnings (loss) per share	24,299,008	14,264,508	24,288,063	14,264,508

Weighted average number of shares used to calculate diluted earnings (loss) per share	34,778,136	14,264,508	34,826,693	34,663,657

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended		Nine months ended
in thousand of	September 30	September 30	September 30	September 30
Canadian dollars	2004	2003	2004	2003
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period	252	(53)	740	1,375

Items not affecting cash
Depreciation and amortization	14	11	37	50
Future income taxes	183	14	445	314
Writedown of crop costs	-	-	-	1,000
	449	(28)	1,222	2,739
Changes in non-cash operating assets
and liabilities (Note 5)	2,020	(305)	5,063	4,543
Changes in non-current cash crop costs	(3,430)	(2,350)	(6,536)	(4,653)
	(961)	(2,683)	(251)	2,629
FINANCING ACTIVITIES
Bank indebtedness	2,140	-	2,270	-
Short-term borrowings	-	-	-	(3,632)
Repayment of long term debt	(11)	(4)	(42)	(22)
Issuance of shares for cash	-	-	25	-
	2,129	(4)	(2,253)	(3,654)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, net	(1,192)	(883)	(2,689)	(1,441)

EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(38)	(1)	(19)	(111)
NET DECREASE IN CASH AND CASH	(62)	(3,571)	(706)	(2,577)
EQUIVALENTS
CASH AND CASH EQUIVALENTS
BEGINNING OF THE PERIOD	(138)	3,751	506	2,757
CASH AND CASH EQUIVALENTS
END OF THE PERIOD	(200)	180	(200)	180
Represented by:
Cash	652	180	652	180
Bank overdraft	(852)	-	(852)	-
	(200)	180	(200)	180

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1. Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented herein. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2003.  These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2004.

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements, except for the change in accounting policy for stock-based compensation as described in Note 1(b).

b)	Stock-based compensation

Effective January 1, 2004, the Company was required to adopt the recommendations of CICA Handbook Section 3870 which requires the use of the fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods.  The effect of adopting the new recommendations for the fair value of stock options granted since January 1, 2002 has been reflected as at January 1, 2004 as an adjustment to the opening deficit on the statement of deficit.  Previously, compensation expenses related to the fair value of such options were disclosed on a pro-forma basis in a note to the financial statements. The fair value of all future stock-based compensation will be amortized directly to the statement of operations over the vesting period of the stock options.

There was no compensation expense related to the stock options for the period ended September 30, 2004.

c)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies.  Actual results may differ from those estimates.

2. Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

	Net earnings	Number of	Earnings
(in thousands except per share amounts)	(loss)	shares	(loss)
Three months ended	(numerator)	(denominator)	per share
	$		$
September 30, 2004
Basic	252	24,299	0.01
Effect of common share equivalents	-	10,479	-
Diluted	252	34,778	0.01

September 30, 2003
Basic	(53)	14,265	(0.00)
Effect of common share equivalents	-	-	-
Diluted	(53)	14,265	(0.00)

		Number of
(in thousands except per share amounts)	Net earnings	shares	Earnings
Nine months ended	(numerator)	(denominator)	per share
	$		$
September 30, 2004
Basic	740	24,288	0.03
Effect of common share equivalents	-	10,539	(0.01)
Diluted	740	34,827	0.02

September 30, 2003
Basic	1,375	14,265	0.10
Effect of common share equivalents	-	20,399	(0.06)
Diluted	1,375	34,664	0.04

3. Share capital

		Number of
In thousands		Shares	Amount
			$
Common Shares
Balance as at December 31, 2003		24,265	31,125
Issued for stock options exercised		34	45
Balance as at September 30, 2004		24,299	31,170

Preferred Shares
Balance as at December 31, 2003 and September 30, 2004		10,399	7,076
			38,246

4. Stock options
Options to purchase 552,700 shares are outstanding and exercisable as at September 30, 2004 as follows:

			Weighted	Weighted
			average	average
	Number	Number	exercise price	contractual
	outstanding	exercisable	($ / share)	life in years

Granted in 2000	10,000	10,000	$0.68	0.50
Granted in 2003	542,700	542,700	0.73	4.21
	552,700	552,700	$0.73	4.14

Information regarding the Company’s stock options as at September 30, 2004 is summarized as follows:

				Exercise
			Number of	price range
			shares	($ / share)

Outstanding and exercisable as at December 31, 2003			610,000	$0.68 – 0.73
Exercised			34,500	0.73
Expired			22,800	0.73
Outstanding and exercisable as at September 30, 2004			552,700	$0.68 – 0.73

5. Changes in non-cash operating assets and liabilities

			Three months ended
in thousands of			September 30	September 30
Canadian dollars			2004	2003
			$	$
Accounts receivable and other receivables			639	(46)
Inventory			1,714	124
Ginseng crops			196	(570)
Prepaid expenses and other assets			49	100
Accounts payable and accrued liabilities			(43)	87
Customer deposits			(535)	-
			2,020	(305)

			Nine months ended
in thousands of			September 30	September 30
Canadian dollars			2004	2003
			$	$
Accounts receivable and other receivables			2,134	45
Inventory			3,212	7,653
Ginseng crops			(599)	(1,226)
Prepaid expenses and other assets			(49)	10
Accounts payable and accrued liabilities			349	(105)
Customer deposits			16	(1,834)
			5,063	4,543

6. Segmented Information

The Company operates in one industry segment and three geographic regions.

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2004	2003
External revenue from operations located in:	$	$
Canada	456	391
Other North America	-	-
Far East	2,226	94
	2,682	485
Intersegment revenue from operations located in:	$	$
Canada	3,009	375
Other North America	-	-
Far East	-	-
	3,009	375
Net earnings (loss) from operations located in:	$	$
Canada	260	9
Other North America	-	(1)
Far East	(8)	(61)
	252	(53)

	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2004	2003
External revenue from operations located in:	$	$
Canada	592	400
Other North America	-	169
Far East	5,754	11,212
	6,346	11,781
Intersegment revenue from operations located in:	$	$
Canada	7,116	9,529
Other North America	-	-
Far East	-	-
	7,116	9,529
Net earnings from operations located in:	$	$
Canada	652	482
Other North America	-	68
Far East	88	825
	740	1,375

Long-lived assets comprise of all assets not classified as current assets.

in thousands of	September 30	December 31
Canadian dollars	2004	2003
Long-lived assets from operations located in:	$	$
Canada	27,921	18,679
Other North America	-	-
Far East	2	3
	27,923	18,682

Major customers:

For the three months ended September 30, 2004, revenue consisted of sales primarily to two customers, which accounted for $1,615,600, and $430,900, respectively, (September 30, 2003 - one customer which accounted for $84,600) from the Far East geographic region and one customer for $412,500 (September 30, 2003 - $90,180) from the Canadian geographic region.

For the nine months ended September 30, 2004, revenue consisted of sales primarily to three customers, which accounted for $3,026,800, $1,579,200, and $877,021, respectively, (September 30, 2003 - two customers which accounted for $9,204,584 and $1,893,060 respectively) from the Far East geographic region.

As at September 30, 2004, accounts receivable consisted of amounts primarily from one customer, which accounted for $631,113 from the Far East geographic region (December 31, 2003 - two customers which accounted for $2,172,488 from the Far East geographic region and $649,300 from Canada, respectively).

7. Commitments and Guarantees

a)

The construction of the Company's processing facility in Ontario will be completed in mid-October 2004 with total expenditures for construction and related equipments estimated to be $1.5 million. Progress payments of $1,205,000 were paid as at September 30, 2004.

b)

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.   As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of September 30, 2004.

c)

The Company has entered into an agreement to contribute funding to support a rusty root research project conducted at Simon Fraser University.  The Company has agreed to pay a total sum of $272,550 of which $57,925 has been paid in July 2004 and the balance payable in five semi-annual payments of $42,925 commencing January 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2004

Dated November 8, 2004

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp.  This commentary should be read in conjunction with the unaudited interim consolidated financial statements of the Company and related notes thereto.  The discussion and analysis should also be read in conjunction with the 2003 annual audited financial statements and MD&A on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions by their very nature they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp is the world’s largest producer of North American ginseng.  Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products.  The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia.  The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also operates a showroom to promote and sell graded root and ginseng-based value-added products in its headquarter in Richmond, British Columbia, Canada

RESULTS OF OPERATIONS

Revenue increased to $2.7 million for the three months ended September 30, 2004 from $0.5 million in the comparative period.  Revenue decreased to $6.3 million for the nine months ended September 30, 2004 from $11.8 million in the comparative period. The decrease in revenue was primarily due to the decline in sales volumes which is a result of  the sharp increase in average price of ginseng root and the persistent strong Canadian dollars, which led buyers in China and Hong Kong to defer purchasing decisions in the first three quarters of 2004. The Company believes that selling prices will soften and volumes increase in the last quarter of 2004.  As a result, the Company believes that the future decline in prices will more than offset the increase in volume and accordingly, the Company believes that the operating income and net earnings for fiscal 2004 will be lower than those of fiscal 2003.  Approximately 48% of the 2003 harvest root was sold as at September 30, 2004 compared to 100% of the 2002 harvest root sold as at September 30, 2003. The major hurdle for the decline in 2004 is the increasing prices at the beginning of the selling season combined with the relative strength of Canadian dollars to the currency used by the Company’s customers.

Cost of goods sold was 64% of sales revenue for the three months ended September 30, 2004, compared to 29% in the comparative period. Cost of goods sold was 59% of sales revenue for the nine months ended September 30, 2004, compared to 67% for the comparative period.

Gross margin was 36% of sales revenue for the three months ended September 30, 2004, compared to 71% for the same period last year.  The higher gross margin in 2003 is mainly due to sales of a small number of high margin products comprising most of the sales in the third quarter of 2003.  Gross margin was 41% of sales revenue for the nine months ended September 30, 2004, compared to 33% for the same period last year. The increase in 2004 is mainly due to sales of the 2003 harvest at a higher average price of $25 per pound in the nine months ended September 30, 2004.

For the three months ended September 30, 2004 selling, general and administrative expenses were $0.5 million, compared to $0.4 million for the same period last year.  For the nine months ended September 30, 2004 selling, general and administrative expenses were $1.4 million, compared to $1.3 million for the same period last year. The increase in 2004 is primarily due to the payment of R & D expenditure of $58,000.  Selling, general and administrative expenses as a percentage of revenues may not be meaningful given the variation in the timing of sales and hence revenues from period to period.

Other income (loss) reflected foreign exchange gains or losses, interest income and other miscellaneous items.

Net earnings for the three months ended September 30, 2004 was $252,000, or $0.01 per basic share, compared to net loss of $53,000, or $0.00 per basic share for the corresponding period last year.  Net earnings for the nine months ended September 30, 2004 were $0.7 million, or $0.03 per basic share, compared to net earnings of $1.4 million, or $0.10 per basic share for the corresponding period last year. The decrease in net earnings resulted primarily from the reduction in sales for the nine months ended September 30, 2004.

The Company did not declare any dividends on any class of shares during the period ended September 30, 2004 or for any period in the previous three fiscal years ended December 31, 2003.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended December 31, 2002 through September 30, 2004.  This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands of Canadian Dollars except per share amounts)	2004	2003				2002
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenue	2,682	1,434	2,230	4,800	485	4,871	6,425	3,328

Operating income (loss)	409	24	743	2,039	(33)	252	1,440	664

Net earnings (loss)	252	(18)	506	1,176	(53)	403	1,025	684

Net earnings (loss) per share:
Basic	0.01	(0.00)	0.02	0.08	(0.00)	0.03	0.07	0.05
Diluted	0.01	(0.00)	0.01	0.03	(0.00)	0.01	0.03	0.02

Ginseng crops are harvested in the fall every year, so revenues and earnings usually tend to be higher in the fourth quarter of the year and the first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenues and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root and the relative strength of the Canadian dollar to the currency used by the customers.

LIQUIDITY AND CAPITAL RESOURCES

The cash deficit from operations was $1.0 million for the three months ended September 30, 2004, compared with a deficit of $2.7 million for the same period in 2003. The cash deficit from operations was $0.3 million for the nine months ended September 30, 2004, compared with a surplus of $2.6 million for the same period in 2003. The significant decrease in cash from operations in 2004 was mainly due to the decrease in revenue for reasons as stated above. The Company believes that its ability to generate sufficient amounts of cash in the short term through the sale of inventory is sufficient to finance its operations.

The Company has available a $6.5 million revolving operating loan with a Canadian chartered bank. As at September 30, 2004 $4.1 million has been drawn under the operating loan to finance the Company’s operations and capital expenditures.

Net capital expenditures for the nine months ended September 30, 2004 were $2.7 million compared to $1.4 million in 2003. Major additions included agricultural land purchased for $0.8 million and construction costs and related equipments of the Ontario processing facilities for $1.2 million.

The Company believes that its existing cash resources, bank credit facilities, loans and cash flows from operations are still sufficient to fund expected capital requirements and operating expenditures through 2004.

As at September 30, 2004, the Company had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period
(Stated in Canadian Dollars)
	Total	Less Than One Year	2-3 Years	3-4 Years	After 5 Years
Long-term Debt	359,112	121,778	190,996	46,338	-

Operating Leases	118,105	88,868	29,237	-	-

Research and Development	214,625	85,850	128,775

Agricultural Land Leases	2,723,781	956,015	1,312,746	455,020	-

Total Contractual	3,415,623	1,252,511	1,661,754	501,358	-
Obligations

There have been no material changes in the above contractual obligations including payments due for each of the next five years and thereafter, since December 31, 2003 except for the following items:

The Company entered into equipment and vehicles purchase loan agreements for $294,000 in the nine months ended September 30, 2004 at interest rates of up to 3.9% per annum.

The Company has started the construction of the processing facilities in Ontario with total expected expenditures for construction and related equipment of $1.5 million of which progress payments of $1.2 million were paid as at September 30, 2004.

The Company has entered into an agreement to contribute funding to support research at Simon Fraser University.  The Company agreed to pay a total sum of $272,550 payable over the next three years.

The following commitment is not included in the Contractual Obligations table above:

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of September 30, 2004.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value.  The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste.  The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold.  Although management does not believe that provisions are required to align the carrying value of certain inventory with market values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment.  Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring a crop to harvest.  The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring the crop to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required to bring the crops to harvest.

RECENT ACCOUNTING PRONOUNCEMENTS

Revenue Recognition

Effective January 1, 2004, the Company was required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee (“EIC”) Abstract 141.  The purpose of this Abstract is to summarize the principles set forth in SAB 101 that, in the Committee’s view, are generally appropriate as interpretive guidance on the application of CICA Handbook Section 3400.  The provisions of this Abstract were to be applied prospectively and should be applied to sales transactions in the first interim or annual fiscal period beginning subsequent to December 17, 2003. The adoption of this Abstract did not have a significant impact on the Company’s consolidated financial statements.

Stock-Based Compensation

Effective January 1, 2004, the Company was required to adopt the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” which requires the use of the fair value based method in accounting for stock-based compensation. This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual periods.  The effect of adopting the new recommendations for the fair value of stock options granted since January 1, 2002 have been reflected as at January 1, 2004 as an adjustment to the opening deficit on the statement of deficit. Previously, compensation expenses related to the fair value of such options were disclosed on a pro-forma basis in a note to the financial statements.  The fair value of all future stock-based compensation will be amortized directly to the statement of operations over the vesting period of the stock options.

There was no compensation expense related to stock options for the period ended September 30, 2004.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3110 “Asset Retirement Obligations” which focus on the recognition, measurement and disclosure of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. Management has determined that there are no asset retirement obligations and therefore the adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3063 “Impairment of Long-Lived Assets” which establishes standard for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

Hedging Relationships

Effective January 1, 2004, the Company adopted the recommendations of the Accounting Guideline AcG-13 with respect to “Hedging Relationships”. This guideline presents its view on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The adoption of this guideline did not have a significant impact on the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers.  A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings.  Payments or deposits are usually received before shipments of inventory.  Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer, nor that the loss of any one wholesaler would impact the ability of the Company to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency.  A minor portion of the Company’s revenue and receivables are denominated in U.S. dollars and Hong Kong dollars and the Company is also exposed to foreign exchange risk through its net investment in a self sustaining foreign subsidiary. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposures to any one currency by repatriating any excess funds.

Interest income from cash and cash equivalent and interest expense from bank borrowings are subject to interest rate changes. Interest income and interest expense fluctuate directly with changes in interest rates.

OUTLOOK

The Company will continue its balanced planting strategy in Ontario and British Columbia to minimize farming risks and enhance the stability of its business. The Company is also considering the feasibility of establishing a presence in Wisconsin, a growing area in the U.S. where the quality of root is perceived as being superior and therefore prices for ginseng originating from this area have historically been the highest.

The Company will continue to promote its graded root and ginseng-based value-added products in the showroom located in our purchased property in Richmond.  The Company expects to expand into higher-margin products like CNT 2000™, a standardized ginseng powder extract with initial sales commencing this year.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, William Zen, Chairman and Chief Executive Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2004

              “ William Zen”

_______________________________________

William Zen

Chairman and Chief Executive Officer

Chai-Na-Ta Corp.

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, Wilman Wong, Chief Financial Officer of Chai-Na-Ta Corp., certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending September 30, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2004

                “Wilman Wong”

_______________________________________

Wilman Wong

Chief Financial Officer

Chai-Na-Ta Corp.